Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 (b) of the Securities Exchange Act of 1934, as amended. Filing Person: Carey Watermark Investors 2 Incorporated Subject Company: Carey Watermark Investors Incorporated Form S-4 File No.: 333-235428 Important Information for CWI 1 and CWI 2 Stockholders Your Boards of Directors request your approval of proposals to merge CWI 1 and CWI 2 Please vote by March 25, 2020 A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at sec.gov, careywatermark.com and careywatermark2.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

As a result of the merger, stockholders will own shares in a premier lodging REIT consisting of 33 high-quality lodging assets in attractive markets with significant barriers to entry and favorable growth prospects. 2

Dear Fellow Stockholders, The Boards of Directors of Carey Watermark Investors Inc. (“CWI 1”) and Carey Watermark Investors 2 Inc. (“CWI 2”) have approved a proposal to combine the two companies to form a $4.6 billion company called Watermark Lodging Trust (“WLT”) with a portfolio of high-quality lodging assets led by an internal management team with a distinctive record of stockholder value creation. We believe this transaction creates meaningful benefits for both CWI 1 and CWI 2 stockholders and is an important step on the path to a liquidity event. We believe combining CWI 1 and CWI 2 will offer: per available room (RevPAR)—a key hotel industry benchmark of financial performance—is $188 for the twelve months ended September 30, 2019, compared with a national average of $87. Pro forma occupancy of 74.6% and average daily rate (ADR) of $252 for the same period outpace the broader industry’s 66.2% and $131, respectively, further illustrating the quality of the portfolio. WLT will have a strong presence in highly sought after lodging markets and will consist of numerous generational assets that would be extremely difficult to reproduce today. Full-service hotels and resorts will represent 62% and 28% of the combined company EBITDA, respectively. These assets are difficult to build—resulting in less new competitive supply in the areas where we are best represented—and provide broader value creation opportunities. We also believe in the benefits of the key hotel brands. As one of the largest owners of Ritz-Carltons in the U.S. and many other marquee brand assets, our long-standing brand relationships provide several benefits including leverage in negotiations to drive better terms. We will continue to optimize the portfolio of the combined company and believe that we have the opportunity to create additional value for stockholders over the long term. Continuity of highly experienced management team We are combining the teams that have been working hard on your behalf and creating a single team dedicated to driving growth for our stockholders. The team will be made up of Watermark Capital Partners—subadvisor to CWI 1 and CWI 2—and W. P. Carey professionals that have been primarily dedicated to CWI 1 and CWI 2. By internalizing management, we will maintain the highly experienced team which has extensive knowledge of all CWI 1 and CWI 2 assets and expects to recognize annual cost savings of approximately $30 million, which will improve cash flow, earnings, distribution coverage and credit metrics. Internally managed REITs are typically viewed more favorably and valued higher compared to externally managed REITs, which should improve valuation in the event of a public listing or IPO and better position WLT among public lodging REITs—the vast majority of which are internally managed. • a unique opportunity to combine two highly complementary portfolios and create a premier lodging REIT; seamless transition to a dedicated internal team with a proven record of creating stockholder value to be led by the current CEO and CFO; a reduction of annual expenses by approximately $30 million, improving earnings, distribution coverage and credit profile; and improved positioning of WLT for liquidity, including a potential listing or IPO. • • • In the merger, CWI 1 stockholders will receive 0.9106 shares of CWI 2 Class A common stock for each share of CWI 1 common stock owned. The exchange ratio was determined based on the December 31, 2018 net asset values per share (“NAV”) of CWI 1 and CWI 2 which were $10.39 and $11.41, respectively. CWI 2 stockholders will continue to own their existing Class A and Class T shares. Immediately following the closing of the merger, CWI 2 will be renamed Watermark Lodging Trust. Creating a premier lodging REIT The merger of CWI 1 and CWI 2 combines two highly complementary portfolios that benefit from strong brand affiliations, geographic diversification and a focus on top markets. As a result of the merger, stockholders will own shares in a premier lodging REIT consisting of 33 high-quality lodging assets in attractive markets with significant barriers to entry and favorable growth prospects. On a pro forma basis, WLT’s revenue The Merger and Internalization WLT expects to recognize annual cost savings of approximately $30 million due to the elimination of certain fees and cash flow interests, a more advantageous tax structure and operating efficiencies. This will improve cash flow, earnings, distribution coverage and credit metrics. 3

Path to liquidity We believe that the proposed merger and internalization of management is an important step towards a liquidity event in the future, including a possible public market listing or IPO in the next couple of years, subject to our ability to execute on our optimization strategy and market conditions. We have attempted to provide you with important information regarding the proposed transaction in this brochure and anticipate some of the questions you may have. We encourage you to read the entire brochure as well as the accompanying Joint Proxy Statement/Prospectus. Your vote is very important regardless of the number of shares you own. Please vote FOR the approval of the merger and the related proposals by phone at 1-800-690-6903, on the internet at www.proxyvote.com or return your proxy card by mail today. If you have any additional questions regarding the proposed transaction, or if you need assistance with voting, please feel free to contact Broadridge Investor Communications Solutions, Inc., which has been retained to answer any questions you may have. You can reach them at 1-877-777-2338. With best regards, • Greater scale, portfolio diversification and elimination of joint ventures could have important benefits in a public market context. Internalized operations will improve profitability and investor perception of efficiency and management. Future strategic dispositions will create a more focused, higher growth, high-quality portfolio, further optimizing the portfolio and improving WLT’s public market positioning. Value-added strategies on core holdings, such as re-branding, renovating, expanding or changing hotel operators should further enhance hotel profitability. Lower leverage and increased balance sheet flexibility will further align WLT’s balance sheet with “best in class” peers. • • • • Michael G. Medzigian Chief Executive Officer The merger of CWI 1 and CWI 2 and related transactions are subject to various closing conditions, including stockholder approvals, and cannot be assured. Transaction Details: in a 12% increase in distribution rate for CWI 1 stockholders, comprised of cash and stock1 obtaining CWI 1 and CWI 2 stockholder approvals 1 Compared to CWI 1’s current annualized distribution of $0.57 per share, which is paid in cash 4 Merger Consideration Management Internalization; Combined Board • 100% stock-for-stock merger of CWI 1 and CWI 2 to form Watermark Lodging Trust (WLT) – CWI 2 will be the surviving entity of the merger and will be renamed Watermark Lodging Trust • The exchange ratio was determined based on the December 31, 2018 net asset values per share (“NAV”) of CWI 1 and CWI 2. CWI 1 common stockholders will receive a fixed exchange ratio of 0.9106 shares of CWI 2 Class A common stock for each share of CWI 1 common stock owned. • Merger is expected to be tax-deferred to stockholders • WLT will continue to be led by Michael Medzigian as CEO and Mallika Sinha as CFO, who will become full-time employees of WLT • WLT’s Board of Directors will be comprised of nine members: – Three independent directors from each of CWI 1 and CWI 2, WLT’s CEO, Michael Medzigian, and two directors nominated by W. P. Carey • WLT will issue $125 million of equity securities to W. P. Carey/Watermark Capital Partners, as consideration in the internalization Distributions • WLT expects to maintain CWI 2’s current quarterly distribution rate following the closing, resulting Expected Close • Expected close on or around March 30, 2020, subject to customary closing conditions, including

The strategic merger and formation of an internal management team is an important step towards a liquidity event for stockholders, including a potential public listing or IPO. Reasons for the Merger and Internalization: 5 Strategic Portfolio Fit and Attractive Portfolio Characteristics • Highly complementary portfolios have similar investment mandates resulting in desirable lodging assets with strong brand affiliations • Geographically diversified portfolio with strategic concentrations in high barrier to entry coastal markets • Majority of assets are located in demand-driven urban areas and attractive resort markets Increased Scale and Operating Efficiencies Highly Experienced Management Team • Increased scale along with the elimination of separate interests in joint venture assets simplify WLT and provide the company with additional financial flexibility • Larger asset base allows for greater flexibility to further optimize and refine the portfolio by selling non-core assets • Deep industry knowledge and presence with proven track record of creating value for both CWI 1 and CWI 2 stockholders • Continuity of management ensures the ongoing execution of value maximizing investment strategies unique to each asset • Significant alignment with stockholder interests, management and W. P. Carey will retain meaningful investments in WLT Prepares the Company for a Liquidity Event • Strategic merger and formation of an internal management team is an important step towards a liquidity event for stockholders, including a potential public listing or IPO

The Combined Company: A Premier Lodging REIT[2]

Watermark Lodging Trust's portfolio will be comprised of 33 high-quality assets with a focus on significant barrier to entry markets and densely populated urban centers with multiple demand generators.

	CWI 1	CWI 2	WLT
Gross Real Estate Value[3] - $mm	$2,653	$1,952	$4,604
Hotels & Resorts[4]	24	12	33
Rooms (pro rata)	5,986	3,674	9,658
ADR	$243	$267	$252
Occupancy	73.2%	76.8%	74.6%
RevPAR	$178	$205	$188



15% Northern California
14% Southern California
4% Denver
6% Austin
5% Chicago
5% Nashville
6% Charlotte
6% Jacksonville / Ponte Vedra
9% Southern Florida

[2] Based on pro rata twelve months ended September 30, 2019 Hotel EBITDA, adjusted for subsequent asset sales of Courtyard San Diego Mission Valley, Hilton Garden Inn New Orleans French Quarter/CBD and Hampton Inn & Suites/Homewood Suites Denver Downtown Convention Center

[3] Based on independent third-party appraisal as of December 31, 2018; pro rata

[4] Three properties held in joint ventures included in both CWI 1 and CWI 2 standalone portfolios

6

Continuity of Management Team with Proven Record of Creating Value

The internalization of management retains the same teams that have worked to build and enhance the CWI 1 and CWI 2 portfolios to create stockholder value and creates a single team dedicated to driving growth for stockholders.

Outpacing the Broader U.S. Lodging Industry[5, 6]


Average Daily Rate
$252
WLT Pro Forma
$131
U.S. Lodging Industry
Occupancy
74.6%
WLT Pro Forma
66.2%
U.S. Lodging Industry
Revenue per Available Room
$188
WLT Pro Forma
$87
U.S. Lodging Industry

Generating Strong Returns for Investors[7]

The table below reflects an original investment of $10,000 at inception. Actual results may vary depending upon the date of investment and initial investment amount.

	CWI 1		CWI 2 Class A		CWI 2 Class T	
	WITHOUT DRIP	WITH DRIP	WITHOUT DRIP	WITH DRIP	WITHOUT DRIP	WITH DRIP
Original Investment	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Distributions	5,393	6,849	3,211	3,611	2,885	3,180
Capital Appreciation	1,846	2,128	1,437	1,605	2,104	2,267
Total Investment Value	$17,239	$19,030	$14,648	$15,216	$14,989	$15,447
Investor Returns						
Total Return[8]	72.4%	90.3%	46.5%	52.2%	49.9%	54.5%
Avg. Annual Return[9]	8.2%	10.2%	10.0%	11.3%	10.8%	11.8%

[5] WLT pro forma operating metrics based on twelve months ended September 30, 2019
[6] U.S. lodging industry metrics based on average of four quarters ended September 30, 2019, published by STR, Inc.
[7] Estimated returns shown are since inception through December 31, 2019. Assumes an initial investment of $10,000 at the initial offering price of $10.00 per share for CWI 1 and CWI 2 Class A and $9.45 per share for CWI 2 Class T. Capital appreciation reflects increase from the amount of initial investment to each company's estimated NAV as of December 31, 2018
[8] Total return shown is since inception of the program through December 31, 2019 and includes distributions (cash and stock, if applicable) accrued during that period, plus any appreciation or depreciation of initial investment principal during that time until December 31, 2018, based on reported NAVs
[9] Based on a simple average return over fund lives since inception of 8.8 years for CWI 1 and 4.6 years for CWI 2

7

WLT WATERMARK LODGING TRUST



The Ritz-Carlton Bacara,
Santa Barbara, CA



Equinox, a Luxury Collection
Golf Resort and Spa,
Manchester, VT



Le Méridien Dallas,
The Stoneleigh
Dallas, TX



The Ritz-Carlton,
Fort Lauderdale
Fort Lauderdale, FL



The Ritz-Carlton,
Key Biscayne
Key Biscayne, FL



The Ritz-Carlton,
Philadelphia
Philadelphia, PA



Hilton Garden Inn and Homewood
Suites Atlanta Midtown
Atlanta, GA



Courtyard
Nashville Downtown
Nashville, TN



Westin Minneapolis
Minneapolis, MN


Marriott

Marriott Kansas City
Country Club Plaza
Kansas City, MO



Sanderling Resort
Duck, NC



Marriott Sawgrass
Golf Resort & Spa
Ponte Vedra Beach, FL



Sheraton Austin
Hotel at the Capitol
Austin, TX


COURTYARD

Courtyard
Times Square West
New York, NY



Seattle Marriott Bellevue
Bellevue, WA



Renaissance Chicago
Downtown
Chicago, IL



Hawks Cay
Duck Key, FL


Marriott

Marriott Raleigh
City Center
Raleigh, NC



Fairmont Sonomal
Mission Inn and Spa
Sonoma, CA



Holiday Inn Manhattan
6th Avenue Chelsea
New York, NY



Hutton Hotel Nashville
Nashville, TN



Courtyard Pittsburgh
Shadyside
Pittsburgh, PA



Lake Arrowhead
Resort and Spa
Lake Arrowhead, CA



Hyatt Centric New Orleans
French Quarter
New Orleans, LA



Le Méridien
Arlington
Rosslyn, VA



Ritz-Carlton
San Francisco
San Francisco, CA



Renaissance
Atlanta Midtown Hotel
Atlanta, GA



San Diego Marriott
La Jolla
La Jolla, CA



San Jose Marriott
San Jose, CA



Charlotte
Marriott City Center
Charlotte, NC



Hyatt Place
Austin Downtown
Austin, TX



Embassy Suites by Hilton Denver
Downtown/Convention Center
Denver, CO



Westin Pasadena
Pasadena, CA

Questions and Answers Q: What will stockholders receive in the merger? A: CWI 1 stockholders will receive 0.9106 shares of CWI 2 Class A common stock for each share of CWI 1 common stock that they own. For example, a CWI 1 stockholder who owns 1,000 shares of CWI 1 common stock will receive 910.6 shares of CWI 2 Class A common stock. CWI 2 stockholders will continue to own their existing shares of CWI 2 Class A and Class T common stock. At the time of the merger, CWI 2 will be renamed Watermark Lodging Trust Inc. • to approve the amendment and restatement of CWI 2’s charter in connection with and contingent upon a possible future initial public offering or stock exchange listing of the combined company to approve any adjournment of the CWI 2 special meeting, including to solicit additional proxies, if necessary a vote against the merger proposal and the CWI 1 charter amendment. A CWI 2 stockholder not voting will have the same effect as a vote against the CWI 2 charter amendment and the CWI 2 listing charter restatement but will have no impact on the merger proposal. • Q: Will a proxy solicitor be used? A: Yes, CWI 1 and CWI 2 have contracted Broadridge Financial Solutions in the distribution of proxy materials and the solicitation of proxies. The CWI 2 Board of Directors, following the unanimous recommendation of a special committee of independent directors, recommends that CWI 2’s stockholders vote “FOR” each of the proposals to be considered at the CWI 2 special meeting. Q: Why does the CWI 1 charter need to be amended in order to complete the merger with CWI 2? A: In the CWI 1 charter, there are limitations on roll-up transactions. The charter amendment would remove the section from the charter that imposes substantive and procedural requirements relating to roll-up transactions, which the CWI 1 Board of Directors and CWI 1 Special Committee believe could make it impossible or impractical to complete the merger. Q: When is the merger expected to be completed? A: The merger is expected to be completed on or around March 30, 2020; however, there can be no assurance as to when, or if, the merger will be completed. Q: What vote is required to approve the merger and internalization? A: The proposed transaction requires the approval of the proposals relating to the merger, the CWI 1 charter amendment, the CWI 2 charter amendment and the CWI 2 listing charter restatement. Q: What am I being asked to consider and vote on at the special meetings? A: CWI 1 stockholders are asked to consider and vote on the following proposals: The affirmative vote of a majority of the outstanding CWI 1 common stock, excluding shares held by the advisor and other related parties, is required to approve the CWI 1 merger proposal. The affirmative vote of a majority of the outstanding CWI 1 common stock is required to approve the CWI 1 charter amendment proposal. Q: Why does the CWI 2 charter need to be amended, and later restated, in order to complete the merger with CWI 1? A: The CWI 2 charter amendment permits the issuance of Series A preferred stock to W. P. Carey in connection with the Internalization Agreement. Furthermore, the amendment and restatement would bring CWI 2’s charter more in line with those of publicly listed companies in connection with a possible future initial public offering or stock exchange listing of WLT. • • to approve the merger to approve the amendment of CWI 1’s charter to eliminate the procedural and substantive requirements of CWI 1’s charter applicable to “roll-up transactions” to approve any adjournment of the CWI 1 special meeting, including to solicit additional proxies, if necessary • The affirmative vote of a majority of all of the votes cast by CWI 2 stockholders on the proposal is required to approve the CWI 2 merger proposal. The affirmative vote of a majority of the outstanding CWI 2 common stock is required to approve the CWI 2 charter amendment and listing charter restatement proposals. The CWI 1 Board of Directors, following the unanimous recommendation of a special committee of independent directors, recommends that CWI 1’s stockholders vote “FOR” each of the proposals to be considered at the CWI 1 special meeting. Q: What is the internalization? A: Currently, neither CWI 1 nor CWI 2 has employees. Affiliates of W. P. Carey and Watermark Capital Partners advise CWI 1 and CWI 2 and manage their overall portfolios. Following the merger, individuals from W. P. Carey and Watermark Capital Partners primarily dedicated to CWI 1 and CWI 2 will become employees of Watermark Lodging Trust. The external advisory and subadvisory agreements between Q: What happens if I don’t vote? A: Your vote is important, regardless of the number of shares you own. The proposed transaction cannot be completed without the approval of all proposals related to the merger, the CWI 1 charter amendment, the CWI 2 charter amendment, or the CWI 2 listing charter restatement. A CWI 1 stockholder not voting will have the same effect as CWI 2 stockholders are asked to consider and vote on the following proposals: • • to approve the merger to approve the amendment of CWI 2’s charter to permit the issuance of preferred stock to W. P. Carey in connection with the internalization 9

Questions and Answers (Cont’d) CWI 1 and CWI 2 with the advisor and subadvisor will be terminated. Furthermore, the special general partner interests held by the advisor and subadvisor will be redeemed and the combined company will issue equity securities as consideration. Q: What is the expected ongoing annualized distribution rate after the merger? A: WLT expects to pay the pre-merger annualized distribution rate of CWI 2 for Class A and Class T shares, which is $0.70 per Class A share and $0.60 per Class T share, comprised of cash and stock. Based on CWI 2 Class A’s current annualized distribution rate and the exchange ratio, each CWI 1 stockholder is expected to receive an annualized distribution rate, comprised of cash and stock, equivalent to $0.64. This represents a 12% increase for CWI 1 stockholders as compared to CWI 1’s pre-merger annual distribution of $0.57 per share, currently paid in cash. plan, which will become the combined company’s DRIP at the close of the merger. including its annexes and the information incorporated by reference into it. It contains important information about the factors that the Board of Directors of each of CWI 1 and CWI 2 considered in evaluating whether to vote to approve the proposed merger. How to vote: Q: What are the differences between the CWI 2 Class A common stock and CWI 2 Class T common stock? A: Shares of CWI 2 Class A common stock are not subject to ongoing fees. Shares of Class T common stock are subject to ongoing distribution and stockholder servicing fees. • By telephone: 1-800-690-6903 • By Internet: www.proxyvote.com • By mail: please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope Q: When and where are the CWI 1 and CWI 2 special meetings being held? A: The special meetings will be held on March 26, 2020 at the offices of: Clifford Chance US LLP 31 West 52nd Street, 4th floor New York, New York 10019 If your shares are held through a broker-controlled account, you should receive a separate voting instruction form with the Joint Proxy Statement/Prospectus. Your vote must be received by March 25, 2020 if you do not plan on attending the special meeting. CWI 1:2:00 PM Eastern Time CWI 2: 3:00 PM Eastern Time Q: Will stockholders of CWI 1 or CWI 2 common stock have to pay federal income taxes as a result of the merger? A: The exchange of shares of CWI 1 common stock for shares of CWI 2 Class A common stock should not create a recognizable gain or loss for federal income tax purposes. CWI 2 stockholders will continue to hold their existing shares and will not recognize a taxable event as a result of the merger. The Boards of Directors of CWI 1 and CWI 2 recommend that stockholders vote FOR the proposed merger. Q: What is the status of each of CWI 1’s and CWI 2’s existing distribution reinvestment plan (DRIP)? A: Each company’s DRIP has been reinstated with the January 2020 distribution. We currently expect that once the merger closes, the combined company will determine and report its initial estimated net asset value per share, and the combined company’s DRIP would be temporarily suspended during the process of its determination. Q: Who can answer my questions? A: If you have questions about the merger, please contact: W. P. Carey’s Investor Relations Department Telephone: 1-800-WP CAREY Email: IR@wpcarey.com Or Broadridge Investor Communications Solutions, Inc. Telephone: 1-877-777-2338 Q: How does the merger affect the tax basis for stockholders of CWI 1 and CWI 2? A: For a CWI 2 stockholder, the aggregate adjusted tax basis of the CWI 2 Class A common stock received in the merger will be the same as the aggregate tax basis of the CWI 1 shares held by such stockholder. CWI 2 stockholders will continue to hold their existing shares and the aggregate tax basis of the CWI 2 shares held by such stockholder will remain the same. Q: Will CWI 1 stockholders who participated in CWI 1’s DRIP immediately prior to the merger, and who desire to participate in the combined company’s DRIP following the close of the merger, automatically be able to participate in such plan? A: Yes, we expect that each CWI 1 stockholder enrolled in CWI 1’s DRIP will automatically be enrolled in the combined company’s DRIP. Any CWI 2 stockholders who were participants in CWI 2’s DRIP prior to the merger will remain enrolled in that Q: What do I need to do now? A: You should carefully read and consider the information contained in the Joint Proxy Statement/Prospectus, 10

The Potential Negative Factors and Risks of the Merger and Internalization Include: • the exchange ratio in the merger is fixed, and will not be adjusted for changes in either of CWI 1’s or CWI 2’s respective businesses or assets, or for any other reason; consummation of the proposed transaction is subject to many conditions and if these conditions are not satisfied or waived, the proposed transaction will not be completed, which could negatively affect the respective future businesses and financial results of CWI 1 and CWI 2; • if and when the combined company completes a liquidity event, the market value ascribed to the shares of the combined company upon the completion of the liquidity event may be significantly lower than the estimated net asset values of CWI 1 and CWI 2 as of December 31, 2018, which were used to establish the exchange ratio and which will not be updated prior to the consummation of the merger; and the pendency of the proposed transaction could adversely affect the business and operations of each of CWI 1 and CWI 2. • • Please see “Risk Factors” in the Joint Proxy Statement/Prospectus for a more fulsome discussion of potential risks related to the transactions. Cautionary Statement Concerning Forward-Looking Statements: This communication contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of CWI 2 or CWI 1 and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. The forward-looking statements include but are not limited to statements regarding: projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company’s corporate strategy and capital structure; the ability to execute future liquidity transactions including a public listing or IPO; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales and estimated future growth. The statements are based on the current expectations, estimates, assumptions and projections of CWI 2’s and CWI 1’s management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 2’s or CWI 1’s business, financial condition, liquidity, results of operations, earnings metrics, FFO metrics, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect our future results, performance, achievements or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in these forward-looking statements is included in CWI 2’s and CWI 1’s filings with the SEC from time to time, including but not limited to those described in the Joint Proxy Statement/ Prospectus dated January 13, 2020 and in Item 1A. Risk Factors in CWI 2’s and CWI 1’s respective Annual Reports on Form 10-K for the year ended December 31, 2018, each as filed with the SEC on March 15, 2019. Moreover, because CWI 2 and CWI 1 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 2 and CWI 1 do not undertake to revise or update any forward-looking statements. Additional Information and Where to Find It: This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, and there shall not be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of the federal securities laws. CWI 2 filed a Registration Statement on Form S-4 with the SEC, which was declared effective on January 13, 2020, and CWI 1 and CWI 2 mailed the Joint Proxy Statement/Prospectus and other relevant documents to their security holders in connection with the proposed transaction on January 16, 2020. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY CWI 2 AND CWI 1 IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CWI 2, CWI 1 AND THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors and security holders are able to obtain these materials and other documents, free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge at CWI 2’s website (http://www.careywatermark2.com) or CWI 1’s website (http://www.careywatermark.com). Participants in the Proxy Solicitation: Information regarding CWI 2’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 2 on January 13, 2020, in connection with its special meeting of stockholders, and information regarding CWI 1’s directors and executive officers is available in its Joint Proxy Statement/Prospectus filed with the SEC by CWI 1 on January 13, 2020. 11

Your Vote Is Important. Please Act Promptly. How to Vote If you are a CWI 1 stockholder and you do not vote, the effect will be the same as voting against the merger and the CWI 1 charter amendment. If you are a CWI 2 stockholder and you do not vote, the effect will be the same as voting against the CWI 2 charter amendment and CWI 2 listing charter amendment, but will have no impact on the merger proposal. By Telephone Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card in hand. By Attending The Special Meeting The special meetings of stockholders will be held on March 26, 2020, at the offices of: Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 By Internet 1. Go to www.proxyvote.com 2. Please have your proxy card available 3. Follow the simple instructions CWI 1:2:00 PM Eastern Time CWI 2: 3:00 PM Eastern Time By Mail Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of each proposal contained on such proxy card. If you have any questions or need assistance in completing your proxy card, please call Broadridge Financial Solutions, at 1-877-777-2338. Your vote must be received by March 25, 2020. The paper and printer used in the production of this document, Important Information for Carey Watermark Investors 1 and Carey Watermark Investors 2 Stockholders, are certified to Forest Stewardship Council® (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world’s forests. This report was printed on paper containing 10% postconsumer waste material. 12